Exhibit 99.1

ATA INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 18, 2017

On December 18, 2017, ATA Inc., a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders at 2 p.m., local time, at The Venetian Macao - Resort - Hotel, Estrada da Baia de N. Senhora da Esperanca, s/n, Taipa, Macau for the following purposes:

1.         Re-election of Andrew Yan to serve as class B director of the Company.

2.         Re-appointment of KPMG Huazhen LLP as the Company’s independent auditor for the fiscal year ending December 31, 2017.

3.         Approval and ratification of the Amendment and Restatement of 2008 Employee Share Incentive Plan of the Company.

You can find more information about each of these items, including the nominee for director, in the attached proxy statement. Only shareholders registered in the register of members at the close of business on November 6, 2017 can vote at this meeting or at any adjournment that may take place.

We cordially invite all shareholders to attend the annual general meeting in person. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder. A proxy need not be a shareholder of the Company. Whether or not you expect to attend the annual general meeting in person, please mark, date, sign and return the enclosed proxy card as promptly as possible to ensure your representation and the presence of a quorum at the annual general meeting. If you send in your proxy card and then decide to attend the annual general meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. This proxy is to be delivered to the attention of Amy Tung, CFO, ATA Inc., 1/F East Gate, Building No. 2, Jian Wai Soho, No. 39 Dong San Huan Zhong Road, Chao Yang District, Beijing 100022, People’s Republic of China, and arrive no later than 48 hours prior to the meeting. Citibank, N.A., as depositary of our American depositary shares (ADSs), has advised us that it intends to mail to all holders of ADSs a Voting Instruction Card, which will provide relevant instructions and deadlines for appointing a proxy to vote common shares represented by ADSs at the annual general meeting. Holders of ADSs may not vote in person at the annual general meeting.

The notice of the Annual General Meeting of Shareholders, the Proxy Statement and a copy of the Company’s 2017 Annual Report on Form 20-F are also available through our website at http://www.atai.net.cn.

By Order of the Board of Directors,

Kevin Xiaofeng Ma
Executive Chairman of the Board and Chief Executive Officer

November 6, 2017